Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

June 16, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Attn:     Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	2005 Annual Report on Form 10-K

File No. 001-15811

Dear Mr. Rosenberg,

Confirming my conversation of this morning with Frank Wyman, we are in the process of preparing a response to your letter of June 9, 2006 and anticipate having it to you on or before June 30, 2006.

Sincerely,

/s/ Richard R. Whitt, III
Richard R. Whitt, III Senior Vice President and Chief Financial Officer